September 19, 2024

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
1/F, Pier 2, Central
Hong Kong, 999077

       Re: NewGenIvf Group Ltd
           Registration Statement on Form F-1
           Filed September 6, 2024
           File No. 333-281964
Dear Wing Fung Alfred Siu:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your Form 6-K, filed June 3, 2024, discloses that you have entered into a non-
       binding term sheet for a potential reverse merger with COVIRIX Medical Pty Ltd. Please update your disclosure here and where appropriate to discuss the status of this potential merger. Additionally, please tell us what consideration you gave to including financial statements of COVIRIX Medical Pty Ltd under Rule 3-05 of Regulation S-X and pro forma financial statements under Article 11 of Regulation S-X.
Risk Factors, page 20

2. We note that you did not timely file your Form 20-F for the year ended December 31,
       2023. Please include a risk factor to disclose that you did not timely file the report and that you may not be able to timely file similar reports in the future. September 19, 2024
Page 2
Plan of Distribution, page 62

3. We note your disclosure on page 62 that your selling shareholders may sell their securities in transactions through underwriters. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
Incorporation By Reference, page 74

4. It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that in order to be able to incorporate by reference, registrants, including their predecessors, must not have been a blank check company as defined in
       Rule 419(a)(2) during the past three years. Refer to General Instruction VI.D of Form F-1.
       Please revise or advise.
General

5. We note that in your Form 6-K, filed on May 28, 2024, you disclose that you received a notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to its rules for continued listing. Please revise the Summary to describe this notice and include disclosure in the Risk Factor section describing the risks related to this notice and the risks of a potential delisting.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Darrin Ocasio